# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DENNY'S Corp, CIK 0000852772
CUSIP: 24869P104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 203 EAST MAIN STREET, SPARTANBURG, South Carolina (SC), 29319
Date of event which requires filing of this statement: 11/07/2025
Amends the filing with accession number 0000921895-25-002888
Filed by CIK 0002036142
Persons authorized to receive notices and communications: CHRISTOPHER MARTIN, JUMANA CAPITAL INVESTMENTS LLC, 1717 St. James Place, Suite 335, Houston, Texas (TX), 77056, 281-915-2704; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Jumana Capital Investments LLC (CIK 0002036142): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Martin Christopher Ross (CIK 0002041913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: DENNY'S Corp
Address of issuer's principal executive offices: 203 EAST MAIN STREET, SPARTANBURG, South Carolina (SC), 29319

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Reporting Persons no longer beneficially own any Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons no longer beneficially own any Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of November 7, 2025, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As previously disclosed, Jumana Capital purchased exchange-listed call options referencing an aggregate of 50,000 Shares, which had an exercise price of $5 per Share and an expiration date of February 20, 2026. As set forth in Exhibit 1, Jumana Capital sold all of such call options on November 7, 2025, and accordingly, Jumana Capital no longer has any exposure to such call options.

As previously disclosed, Jumana Capital sold short exchange-listed put options referencing an aggregate of 120,000 Shares at an exercise price of $5 per Share, which have an expiration date of February 20, 2026. As set forth in Exhibit 1, put options referencing an aggregate of 20,600 Shares were purchased by Jumana Capital to cover such short position on November 7, 2025. Accordingly, Jumana Capital now has a short position with respect to such put options referencing an aggregate of 99,400 Shares.

As previously disclosed, Jumana Capital sold short exchange-listed put options referencing an aggregate of 2,150,000 Shares at an exercise price of $5 per Share, which have an expiration date of May 15, 2026. As set forth in Exhibit 1, put options referencing an aggregate of 201,100 Shares were purchased by Jumana Capital to cover such short position on November 7, 2025. Accordingly, Jumana Capital now has a short position with respect to such put options referencing an aggregate of 1,948,900 Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Jumana Capital Investments LLC: /s/ Christopher R. Martin, Christopher R. Martin, Manager (11/10/2025)
- Martin Christopher Ross: /s/ Christopher R. Martin, Christopher R. Martin (11/10/2025)